May 9, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd Amendment No. 4 to Registration statement on Form F-1 Filed April 29, 2024 File No. 333-272861

Ladies and Gentlemen:

We hereby submit the response of Ming Shing Group Holdings Ltd (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated May 7, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1.	We note that you have set a price range of $5 to $8 per ordinary share. Please revise to provide a price range that does not exceed $2 and update your midpoint of $6.50. Refer to Item 501(b)(3) of Regulation S-K and Regulation S-K C&DI 134.04.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the price range from $5 to $8 to $5.50 to $7.50 and updated the midpoint to $6.50 globally in the registration statement in response to the Staff’s comment.

2.	We note your response to prior comment 1. While we note your disclosure on the cover page of the IPO prospectus that the “selling of any” ordinary shares by the selling shareholder in the resale offering is “contingent upon the ordinary shares being listed on Nasdaq,” your disclosure on page Alt-4 seems to indicate that the selling shareholder will sell the ordinary shares at between $5 and $8 per share before the shares are listed on Nasdaq. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page Alt-4 by deleting reference to the fact that the selling shareholder will sell the ordinary shares at between $5 and $8 per share before the shares are listed on Nasdaq in response to the Staff’s comment.

U.S. Securities and Exchange Commission May 9, 2024 Page 2

3.	We note that the explanatory note states that the public offering prospectus and the resale prospectus contain different cover pages. Please ensure that the resale prospectus includes the China-specific disclosures similar to the cover page of the public offering prospectus. Please revise the resale prospectus as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the cover page of the resale prospectus by including the China-specific disclosures similar to the cover page of the public offering prospectus in response to the Staff’s comment.

Capitalization. page 48

4.	Please revise the As Reported column of the capitalization table to agree to the corresponding line items on the September 30, 2023 balance sheet included in this filing.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the As Reported column of the capitalization table on page 48 in response to the Staff’s comment. The Company would respectfully like to advise Staff that for the indebtedness caption in the table on page 48, for the total amount of US$5,742,959, the Company included the following 4 amounts as detailed on page F-30:

(a)	Bank borrowings (current liabilities): US$2,912,279

(b)	Bank borrowings (non-current liabilities): US$2,616,157

(c)	Finance lease liabilities (current liabilities): US$65,964

(d)	Finance lease liabilities (non-current liabilities): US$148,559

Dilution. page 49

5.

We note your narrative disclosure preceding your dilution calculation that your pro forma net tangible book value as of September 30, 2023 was $(785,449), or $(0.0698) per share. It appears that represents your actual net tangible book value per share as of September 30, 2023 and not your pro forma net tangible book value per share after the offering.

Please revise your description accordingly, and round the per share amount to two decimal places.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the pro forma net tangible book value per Ordinary Share of $7,096,997, or $0.56 per share to clarify that it is the net tangible book value per Ordinary Share after the offering on page 49 and has amended the net tangible book value per Ordinary Share as of September 30, 2023 on pages 48-49 to round the per share amount to two decimal points in response to the Staff’s comment.

U.S. Securities and Exchange Commission May 9, 2024 Page 3

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Chi Ming Lam, Chief Executive Officer Ming Shing Group Holdings Ltd